Exhibit 99.3

MANAGEMENT
DISCUSSION & ANALYSIS

For the year ended December 31, 2021

Management Discussion and Analysis	1

Management Discussion and Analysis	2

PREAMBLE

This Management Discussion and Analysis (“MD&A”) dated March 23, 2022, has been prepared according to Regulation 51-102 of the continuous disclosure requirements and approved by the Board of Directors of Nouveau Monde Graphite Inc. (“the Company” or “NMG”).

This MD&A should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2021, and December 31, 2020 and related notes included therein. The Company’s consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”), as published by the International Accounting Standards Board (“IASB”). All monetary amounts included in this MD&A are expressed in thousands of Canadian dollars (“CAD”), the Company’s reporting and functional currency, unless otherwise noted.

PERIOD COVERED

This MD&A report is for the year ended December 31, 2021, with additional information up to March 23, 2022.

FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical fact, contained in this MD&A including, but not limited to, those relating to the “Value Proposition” paragraph which essentially describes the Company’s outlook and objectives, the expected unfolding of construction and commissioning as well as the anticipated start of production at the Company’s Matawinie and Bécancour projects, the Company’s future results, the Company’s development activities and production plans, including the intended construction and commissioning timeline of the Matawinie Mine (as defined herein), the Bécancour Battery Material Plant (as defined herein), the coating demonstration plant, the shaping demonstration plant and the intended operation and performance of the shaping demonstration plant, the purification demonstration plant and the flake demonstration plant, the economic performance and product development efforts, as well as the Company’s achievement of milestones, the impact of the COVID-19 pandemic (“COVID-19”) on the Company’s operations, the future outlook, corporate development and strategy of the Company, the Company’s environmental, social and governance (“ESG”) initiatives, the realization of the expected economics of the construction and operation of the Matawinie Mine Project (as defined herein) and the Battery Material Plant Project (as defined herein), the ability to obtain sufficient financing and the permitting required for the development of the Matawinie Mine Project and the Battery Material Plant Project, the results and operational highlights of the feasibility study covering the West Zone deposit of the Tony Claim Block, the updated pit constrained Mineral Resource Estimate, the electrification strategy and its intended results, the benefits of the Atomic Layer Deposition-coating technologies (“ALD”) technologies, the intended capacity and output of the Battery Material Plant Project and Matawinie Mine Project, the completion of the integrated feasibility study, graphite demand growth and trends, and any information as to the future plans and outlook for the Company, constitute ''forward-looking information'' or ''forward-looking statements'' (collectively, “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, and are based on expectations, estimates and projections as of the time of this MD&A. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions may prove to be incorrect. Moreover, these forward-looking statements are based upon various underlying factors and assumptions, including general business and economic conditions; there being no direct operational impacts resulting from infectious diseases or pandemics such as the ongoing COVID-19; the limited financial resources available to the Company, the uncertainty regarding regional and global financial stability; the outbreak of war between Russia and Ukraine; the dependence of the Company’s operations on an uninterrupted supply of production inputs, and other supplies and resources; the supply and demand for, deliveries of, and the level and volatility of prices for graphite products; the speculative nature of mineral exploration and development; changes in mineral production performance, exploitation and exploration successes; the risk that exploration data may be incomplete and additional work may be required to complete

Management Discussion and Analysis	3

further evaluation, including but not limited to drilling, engineering, and socioeconomic studies and investment; the timing of the receipt of necessary regulatory and governmental permits and approvals for the Matawinie Mine Project and Battery Material Plant Project; the availability of financing for the Company’s development of its properties and construction of its facilities and installations on reasonable terms; the ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; increased costs, delays, suspensions and technical challenges associated with the development of the Matawinie graphite property and the Battery Material Plant Project; the ability to attract and retain skilled staff; development and production timetables; competition and market risks; pricing pressures; the accuracy of the Company’s mineral resource and mineral reserve estimates (including, with respect to size, grade and recoverability) as well as the geological, operational and price assumptions on which they are based; the fact that certain business improvement initiatives are still in the early stages of evaluation, and additional engineering and other analysis is required to fully assess their impact; the fact that certain of the initiatives described in this MD&A are still in the early stages and may not materialize; business continuity and crisis management; current technological trends; the business relationship between the Company and its stakeholders; the ability to operate in a safe and effective manner; the timely delivery and installation of the equipment supporting the production; the Company’s business prospects, opportunities and estimates of the operational performance of the equipment and such other assumptions and factors as set out herein and in the Company’s most recent annual information form available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, and such statements are not guarantees of future performance.

The words "anticipates", ''plans'', ''expects'', "indicate", "intend", ''scheduled'', ''estimates'', ''forecasts", "guidance", "initiative", "outlook", "potential", "projected", "pursue", "strategy", "study", "targets", or ''believes'', or variations of or similar such words and phrases or statements that certain actions, events or results ''may'', ''could'', ''would'', or ''should'', ''might'', or "way forward", ''will be taken'', ''will occur'' or ''will be achieved'' and similar expressions identify forward-looking statements.

Forward-looking statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Risk factors that could cause actual results or events to differ materially from current expectations include, among others, delays in the scheduled delivery times of the equipment, the ability of the Company to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability of financing or financing on favorable terms for the Company, the dependence on commodity prices, the impact of inflation on costs, the risks of obtaining the necessary permits, the operating performance of the Company’s assets and businesses, competitive factors in the graphite mining and production industry, changes in laws and regulations affecting the Company’s businesses, political and social acceptability risk, environmental regulation risk, currency and exchange rate risk, technological developments, the impacts of COVID-19 and the governments’ responses thereto, general economic conditions, as well as earnings, capital expenditure, cash flow and capital structure risks, general business risks, and those factors discussed in the section entitled “Risks” in in this MD&A. Unpredictable or unknown factors not discussed in this cautionary statement could also have material adverse effects on forward-looking statements.

The above list is non-exhaustive and non-exclusive. Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. Readers are cautioned not to place undue reliance on these forward-looking statements as a number of important risk factors and future events could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates, assumptions and intentions expressed in such forward-looking statements.

Management Discussion and Analysis	4

The Company disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

TECHNICAL INFORMATION AND CAUTIONARY NOTE TO U.S. INVESTORS

Scientific and technical information in this MD&A has been reviewed and approved by Eric Desaulniers, MSc, Géo., President & CEO for NMG and Antoine Cloutier, Géo, Chief Geologist for NMG, each a Qualified Person as defined by National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). Further information about the Matawinie Mine Project, including a description of key assumptions, parameters, methods and risks, is available in the NI 43-101 technical report, “NI 43-101 Technical Feasibility Study Report for the Matawinie Graphite Project”, dated effective July 10, 2018, that was filed with the securities regulatory authorities in each of the provinces of Canada on December 10, 2018, and available on SEDAR. The mineral resource and mineral reserve estimates contained in this MD&A have been prepared in accordance with the requirements of securities laws in effect in Canada, including NI 43-101, which governs Canadian securities law disclosure requirements for mineral properties. These standards differ from the requirements of the U.S. Securities and Exchange Commission (“SEC”) and resource and reserve information contained in this report may not be comparable to similar information disclosed by domestic United States companies subject to the SEC’s reporting and disclosure requirements.

MARKET AND INDUSTRY DATA

Market and industry data presented throughout this MD&A was obtained from third-party sources and industry reports, publications, websites and other publicly available information. The Company believes that the market and industry data presented throughout this MD&A is accurate, but there can be no assurance as to the accuracy or completeness thereof. The accuracy and completeness of the market and industry data presented throughout this MD&A are not guaranteed and the Company does not make any representation as to the accuracy of such data. Actual outcomes may vary materially from those forecast in such reports or publications, and the prospect for material variation can be expected to increase as the length of the forecast period increases. Although the Company believes it to be reliable, the Company has not independently verified any of the data from third-party sources referred to in this MD&A, analyzed or verified the underlying studies or surveys relied upon or referred to by such sources, or ascertained the underlying market, economic and other assumptions relied upon by such sources. Market and industry data are subject to variations and cannot be verified due to limits on the availability and reliability of data inputs, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey.

THE COMPANY

CORPORATE STRUCTURE

The Company was established on December 31, 2012, under the Canada Business Corporations Act. NMG’s registered office is located at 481 Brassard Street, Saint-Michel-des-Saints, Québec, Canada, J0K 3B0.

The Company’s shares are listed under the symbol NMG on the New York Stock Exchange (“NYSE”), NOU on the TSX Venture Exchange (“TSXV”), and NM9A on the Frankfurt Stock Exchange.

The Company’s consolidated financial statements have been prepared using accounting principles applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due. In assessing whether the going concern assumption is appropriate, management considers all available information about the future, which is at least, but not limited to, the next twelve months.

Management believes that without additional funding, the Company does not have sufficient liquidity to pursue its planned expenditures over the next twelve months. These circumstances indicate the existence of material uncertainties

Management Discussion and Analysis	5

that cast substantial doubt upon the Company’s ability to continue as a going concern and accordingly, the appropriateness of the use of IFRS applicable to a going concern.

The Company's ability to continue future operations and fund its development and acquisition activities is dependent on management's ability to secure additional financing in the future, which may be completed in a number of ways including, but not limited to, the issuance of debt or equity instruments, expenditure reductions, or a combination of strategic partnerships, joint venture arrangements, project debt finance, offtake financing, royalty financing and other capital markets alternatives. While management has been successful in securing financing in the past, there can be no assurance it will be able to do so in the future or that these sources of funding or initiatives will be available for the Company or that they will be available on terms which are acceptable to the Company.

These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, expenses and financial position classifications that would be necessary if the going concern assumption was not appropriate. These adjustments could be significant.

Although management has taken steps to verify the ownership rights in mining properties in which the Company holds an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the title property for the Company. The title may be subject to unregistered prior agreements and may not comply with regulatory requirements.

VALUE PROPOSITION

NMG is a Québec-based company who is striving to become a key contributor to the sustainable energy revolution. The Corporation is working towards developing a fully integrated source of carbon-neutral battery anode material in Québec, Canada for the growing lithium-ion battery and fuel cell markets, and other value-added graphite products. With low-cost operations and enviable ESG standards, the Company aspires to become a strategic supplier to the world’s leading battery and auto manufacturers, providing high-performing and reliable advanced materials while promoting sustainability and supply chain traceability.

Vision Drive the transition to a green future through sustainable zero-carbon solutions.

Mission	Provide the greenest advanced graphite materials with a carbon-neutral footprint for a sustainable world.

Values Safety, responsibility, openness, integrity, and entrepreneurial spirit.

The Company activities are focused on the planned Matawinie graphite mine (the “Matawinie Mine”) and the planned commercial value-added graphite products transformation plant (the “Bécancour Battery Material Plant”), both of which are progressing concurrently towards commercial operations. Underpinning these projects are NMG’s world-class Matawinie graphite deposit, its proprietary technologies, and clean hydroelectricity powering its operations.

2021 HIGHLIGHTS

»	Safe operations with NMG’s Zero-Harm Philosophy being top of mind to protect the environment, as well as the health and safety of its employees, contractors, and communities.
»	Continued engagement with its communities, First Nations, shareholders, and stakeholders to guide its growth and create shared value.

Delivering a new generation of battery materials

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Construction, commissioning, and start of production at its Phase-1 purification facility. Samples produced at 99.99% purity have confirmed the high-quality, battery-grade specifications of the material.

Management Discussion and Analysis	6

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Addition to Phase-1 operations of a second commercial-scale shaping module and commencement of construction of a coating line for a nameplate capacity of 2,000 tonnes per annum (“tpa”) of coated spherical purified graphite (“CSPG”).

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Building and commissioning of an advanced laboratory and research and development (“R&D”) facility with the in-house capacity for testing anode material and providing customized specifications to battery and electric vehicle (“EV”) manufacturers.

»	Production of meaningful battery-grade samples, including B-samples for advancing the product qualification process with battery and EV manufacturers, to support NMG’s commercial discussions.
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Strategic acquisition of the 200,000-m² land for the Phase-2 expansion of advanced manufacturing in the Bécancour industrial park, across the street from Phase-1 operation, and carrying out of a Front-End Loading feasibility study (“FEL-3”) to reflect NMG’s integrated business model for a comprehensive planning, cost projection, and development framework.

»	Signing of a collaboration agreement with Lithion Recycling (“Lithion”) to advance the recovery and value-added transformation of recycled graphite for reuse as anode material.
»	Patent application for the Company’s proprietary thermochemical purification ecotechnology, free of hydrofluoric acid and harnessing clean hydropower.

Developing the mine of the future

»	Authorization by the Québec Government of the Matawinie Mine following a rigorous environmental review and public consultation.
»	Continuous advancement of detailed engineering of the Matawinie concentrator and mining infrastructure – progress at year-end of overall engineering was estimated at 55%.
»	Earthworks at the Matawinie Mine : construction of a nearly 8-km access road completed and commencement of civil works for the industrial platform.
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Signing of a historical agreement with Caterpillar Inc. (“Caterpillar”) for the development, testing, and deployment of Cat® zero-emission machines for the Matawinie Mine fleet – that is projected to be the world’s first all-electric open-pit mine.

Driving the transition to a green future

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Continued commercial engagement with potential tier-1 customers in the EV and battery sector supported by production at NMG’s Phase-1 operations and participation in key forums dedicated to advanced battery technology.

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Commitment to past, present, and future carbon neutrality thanks to the environmentally-focused design of NMG’s projects and processes, historical compensation of its emissions, and climate action strategy.

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Issuing of an inaugural ESG Report providing shareholders and other shareholders with an overview of NMG’s core commitments, anchor initiatives and performance indicators with a view to contributing to global sustainability goals.

»	Admission to the Global Battery Alliance, a World Economic Forum’s initiative regrouping leading players of the industry for helping establish a circular and sustainable battery value chain.

Striving to reach NMG’s full potential

»	Successful listing of the Company’s common shares on the New York Stock Exchange, the world’s largest stock market, under the symbol “NMG”.

Management Discussion and Analysis	7

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Over $130M raised through public offerings, the exercise of warrants, private placements, and financial levers from governments to support our current operations and the advancement of NMG’s key projects.

»	Strengthened governance with the addition of strategic expertise at the Board of Directors and enhanced structures, policies, and programs to guide the Company’s development.
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Nomination as Entrepreneur of the Year by the Québec Mineral Exploration Association in recognition of the Company’s momentum in developing its integrated and sustainable “ore-to-battery-material” value chain.

BUSINESS LINES

NMG is developing high-purity natural flake graphite as well as a line of specialty products ranging from expandable graphite (for industrial applications, such as an additive to roofing membranes and construction materials providing increased end-use safety) to coated spherical purified graphite, which is an essential component in all lithium-ion batteries used in electric vehicles, energy storage solutions and consumer technology applications such as 5G technologies.

The Company is carrying out a phased-development plan for its Matawinie Mine and Bécancour Battery Material Plant (respectively, the “Matawinie Mine Project” and “Battery Material Plant Project”), to derisk its projects and advance toward commercial operations.

Battery Material Plant Project
Phase 2 – Bécancour Battery Material Plant	Feasibility study underway, scheduled to be completed in Q2-2022.
Phase 1 – Battery Material Demonstration Plants
Shaping Demonstration Plant	Since February 2020, the Company has been operating one commercial scale shaping unit. A second unit is scheduled to be added in H1-2022.
Purification Demonstration Plant	The purification demonstration unit is currently in production with a 2,000 tpa nameplate capacity.
Coating Demonstration Plant	The Company is currently building its first coating module with a 2,000 tpa nameplate capacity. Commissioning is expected to commence in H1-2022.
Matawinie Mine Project
Phase 2 – Matawinie Mine	Civil works started in Q3-2021; the access road has been completed along with some earthworks.
Phase 1 – Matawinie Mine Demonstration Plant
Flake Demonstration Plant	Since September 2018, the Company has been operating a flake concentration demonstration plant.

BATTERY MATERIAL PLANT PROJECT

In the last year, the Company has made considerable progress with respect to its Battery Material Plant Project thanks to production results at Phase-1 facilities and the engineering advancement of its Phase-2 development plans.

Management Discussion and Analysis	8

Battery Material Demonstration Plants

The shaping equipment (Phase 1) continues to produce spherical graphite; samples have attested to the performance of the secondary transformation process developed by NMG. The successful results have led NMG to purchase another commercial-scale module, hence tripling its production capability. The new state-of-the-art unit should further elevate the products’ quality and provide customers with a greater variety of specifications.

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Site preparation has started at the Company’s shaping demonstration plant ahead of the delivery and installation. The equipment commissioning is expected to be carried out by the end of H1-2022 for a production start and ramp up during 2022.

The Company is also leveraging its proprietary thermochemical purification process to complete its market offering of products with purity greater than 99.95%. On October 27, 2020, NMG announced a five-year agreement with Olin Corporation (“Olin”) which covers the manufacturing space for operations, site services and the supply of certain raw materials to support the commercialization of NMG’s advanced graphite materials.

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The Company’s first two commercial-scale pilot plant purification modules (Phase 1) have been constructed within existing space at Olin’s facility in Bécancour, Québec. The scalable furnaces have a nameplate capacity of 2,000  tpa of purified battery-grade graphite.

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In H2-2021, NMG produced spherical purified graphite (“SPG”) demonstrating the performance of its proprietary purification ecotechnology; samples confirmed purity of +99.99%, above the level required for energy applications.

»	Through incremental production, NMG is testing the furnaces’ optimal capacity, derisking commercial operation through informed parallel engineering, and generating battery-grade SPG volumes.

Determined to develop the entire value chain from mine to anode material to provide a traceable and carbon-neutral source to battery manufacturers, NMG is advancing with the deployment of its environmentally friendly coated spherical graphite anode material. The coating of spherical graphite is the last process step needed to complete the Company’s graphite-based product range for the EV and renewable energy sectors.

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NMG has successfully completed the detailed engineering study for its Phase-1 2,000 tpa nameplate capacity coating production line. Although some have been delayed due to the worldwide logistics disturbances, most of the deliveries have arrived at the coating demonstration plant over Q4-2021 and Q1-2022. Construction is underway, on budget, for a targeted commissioning in H1-2022.

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In addition, the Company has signed an important collaboration agreement for the use of Forge Nano’s proprietary ALD. Tests are being conducted using ALD technologies to enhance the performance of NMG’s graphite as part of the lithium-ion battery system.

Bécancour Battery Material Plant

NMG purchased a 200,000 m2 land in the Bécancour industrial park adjacent to Olin’s facility, to build an integrated manufacturing plant with a projected annual production volume of 45,000 tpa of anode material and purified jumbo flakes (Phase 2). The property presents no environmental limitations for construction and offers all necessary infrastructure to have a safe and direct pipeline chemical supply from Olin as well as rail, port, and road for both importing raw materials and exporting final products throughout North America and Europe.

During the first quarter of 2021, the Company obtained the results of its Front-End Loading pre-feasibility study (“FEL-1”) for its large-scale Bécancour Battery Material Plant. The Bécancour Battery Material Plant is designed to receive approximately 60 kilotonnes per annum (“ktpa”) of flake graphite from NMG’s Matawinie Mine, or from alternative third-party sources of supply deemed suitable, to be transformed into approximately 42 ktpa of anode material, 3 ktpa of purified flakes and 14 ktpa of micronized graphite representing a valuable process by-product.

Management Discussion and Analysis	9

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The FEL-1 includes a review of all environmental regulations and permits, the project schedule, product specifications definition, stakeholders’ analysis, the capital expenditure budget, and projected operating costs.

Given the favorable economics revealed in the FEL-1, NMG has commenced a Front-End Loading feasibility study (“FEL-3”) with the goal to be completed in H1-2022. The study is expected to cost approximately $11.5 million.

»	Engineering firm BBA has been awarded the mandate to complete this FEL-3 for the Phase 2 Bécancour Battery Material Plant, building on the FEL-1.
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NMG’s integrated business model will be reflected in its NI 43-101-compliant feasibility study for the Phase-2 Bécancour Battery Material Plant to update planning, cost projection, and development framework in a unified structure with the Matawinie Mine.

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BBA and associated firms continue to advance the process design criteria, flow diagrams, and engineering. Tests and production at the Phase-1 purification facility have enabled to update process parameters for the Phase-2 Bécancour Battery Material Plant and perform value engineering. The study is progressing on budget, with an estimated 48% completion rate.

»	Detailed planning for the permitting process has started.

MATAWINIE MINE PROJECT

The Matawinie graphite property includes 392 mining claims covering 21,750 hectares as of the date of this MD&A, in which the Company owns a 100% interest. The Tony Claim Block is located approximately 120 km north of Montréal, Québec, Canada, in Saint-Michel-des-Saints. This block is easily accessible via the dedicated access road connecting to the local highway and is close to high-quality infrastructure, including paved roads and high-voltage power lines, and the community which counts skilled laborers and contractors. The project is located close to the Montréal metropolitan area, which also has a considerable pool of nearby labor and suppliers of goods and services.

On October 25, 2018, the Company announced the results of a feasibility study covering the West Zone deposit of the Tony Claim Block, which is part of its Matawinie graphite property. The feasibility study performed by Met-Chem, a division of DRA Americas Inc., in compliance with NI 43-101, demonstrated the project’s potential on the following operational highlights:

»	average annual full production of 100,000 tonnes of graphite concentrate;
»	a probable reserve of 59.8 million tonnes at a 4.35% Cg average grade contained in the mineralization;
»	graphite milling recovery above 94%;
»	finished product / concentrate purity above 97% Cg; and
»	stripping ratio (LOM) of 1.06:1.

The Matawinie Mine’s economics are being updated as part of the feasibility study for the Bécancour Battery Material Plant, in alignment with NI 43-101 standards, in order to reflect the Company’s integrated business model for comprehensive planning, cost projection, and development framework.

Resource

In March 2020, the Company published an updated pit-constrained Mineral Resource Estimate (the “Current Resource”) for its West Zone deposit, located in the Tony Claim Block part of its Matawinie graphite property. The Mineral Resource Estimate includes a 25.6% increase in the combined Measured and Indicated Mineral Resource categories with a minimal change to the new resource pit footprint and mineralization that remains open at depth and both to the north and south. This update follows a drilling campaign completed in the fall of 2019.

Management Discussion and Analysis	10

The Current Resource is summarized below and compared to the previous pit-constrained Mineral Resource Estimate (the “Previous Resource”).

Pit-Constrained Mineral Resource Estimate for the West Zone (1)

RESOURCE CATEGORY [2]	CURRENT RESOURCE (March 19, 2020) [8]
	Tonnage (Mt) [5,7]	Grade (% Cg) [3]	Cg (Mt)
Measured	24.5	4.27	1.05
Indicated	95.8	4.26	4.08
Measured + Indicated [9]	120.3	4.26	5.13
Inferred [4]	4.5	4.43	0.20
1.

The mineral resources provided in this table were estimated using current Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards on Mineral Resources and Reserves, Definitions and Guidelines.

2.

Mineral resources are not to be considered mineral reserves as their economic viability has not been demonstrated. Additional drilling and/or trenching will be required to convert Inferred and Indicated Mineral Resources to Indicated and Measured Mineral Resources.

3.	All analyses used for the Resource Estimates were performed by ALS Minerals Laboratories and delivered as graphitic carbon (“% Cg”), internal analytical code C-IR18.
4.

Inferred Mineral Resources represent material that is considered too speculative to be included in economic evaluations. Additional drilling and/or trenching will be required to convert Inferred Mineral Resources to Indicated or Measured Mineral Resources.

5.

Current Resource effective as of March 19, 2020; detailed scientific and technical information can be found in the Company’s March 19, 2020 announcement titled: NMG Announces Updated Resource Estimate and Increases Combined Measured & Indicated Resources by 25 % to 120.3 Mt @ 4.26 % Cg.

6.

Previous Resource published June 27, 2018; detailed scientific and technical information can be found in the Company’s announcement titled; NMG Increases Its Indicated Resources to 95.8MT at a Grade of 4.28% CG for its West Zone Graphite Deposit - Matawinie Property.

7.	The Current and Previous Mineral Resources are stated at a cut-off grade of 1.78% Cg.
8.

The standards used for this Resource Update are the same standards produced over the course of the Prefeasibility Study (results published June 27, 2018). The difference between the Current and Previous Resources comes from new drilling done in 2019 mainly in the south-west sector of the deposit and from deep drilling.

9.

Mineral Resource tonnage, grade and quantity have been rounded to reflect the accuracy of the estimate, and the totals therefore may not represent the exact sums of their components. The Mineral Reserve Estimate has an effective date of May 7, 2019. Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resource will be converted into mineral reserve.

Open-Pit Mineral Reserves Estimate for the West Zone (1)

RESERVE CATEGORY [2]	CURRENT RESERVE (July 10, 2018) [6]
	Tonnage (Mt) [4,5]	Grade (% Cg) [3]	Cg (Mt)
Proven	0	0	0
Probable [2]	59.8	4.35	2.52
Proven & Probable [5]	59.8	4.35	2.52
1.

The mineral reserves provided in this table were estimated using current Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards on Mineral Resources and Reserves, Definitions and Guidelines.

2.

The Mineral Reserves are the Measured and Indicated Mineral Resources that have been identified as being economically extractable and which incorporate mining losses and the addition of waste dilution as set out in detailed scientific and technical information in the NI 43-101 technical report dated July 10, 2018, titled “NI 43-101 Technical Feasibility Study Report for the Matawinie Graphite Project” that was filed with the securities regulatory authorities in each of the provinces of Canada on December 10, 2018.

3.	The cut-off grade for the open pit Mineral Reserves is 2.20 % Cg.
4.	Graphite tonnage is based on an average graphite recovery of 94% and concentrate product purity of 97%.
5.

The open pit design includes 59.8 Mt of Probable Mineral Reserves at a diluted grade of 4.35% Cg. In order to access these reserves, 13.2 Mt of overburden and 50.0 Mt of waste rock will need to be removed. This results in a LOM stripping ratio of 1.06 to 1 (waste/ore).

6.

Detailed scientific and technical information on the Matawinie Graphite Project can be found in the NI 43-101 technical report dated July 10, 2018, titled “NI 43-101 Technical Feasibility Study Report for the Matawinie Graphite Project” that was filed with the securities regulatory authorities in each of the provinces of Canada on December 10, 2018.

Management Discussion and Analysis	11

Matawinie Mine Demonstration Plant (Phase 1)

Since 2018, the Company has been operating a demonstration plant in Saint-Michel-des-Saints to support its business strategy and notably to:

»	qualify the Company’s graphite products and establish a sales record;
»	test and improve processes for commercial operations;
»	test new innovative technologies of tailings management and site restoration; and
»	train employees and promote future employment opportunities to local labor.

Several hundred tonnes of graphite concentrate are being produced on an annual basis with the materials extracted from the West Zone Deposit of the Matawinie graphite property with grades between 94-98% Cg (as per technical requirements). Production serves as the feedstock for the Company’s Phase-1 battery material demonstration plants and as samples for potential customers interested in high-purity flake graphite.

Matawinie Mine (Phase 2)

The ministerial decree authorizing the project now supports the technical feasibility and commercial viability of the Matawinie Mine and provides NMG with the final design parameters to launch the construction activities, subject to additional financing. Through an innovative coordination table set up by the Québec Government, NMG has worked collaboratively with various authorities to prepare the permitting process.

The detailed engineering and procurement services for the construction of the graphite mine and concentrator continue to progress with the technical team.

»	Tier-1 supplier Metso Outotec has been retained for procurement of the process equipment chain as well as services promoting design and integration efficiencies.
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Optimization of facilities, preparation of architectural specifications and plans, mechanical engineering, and equipment selection advance in parallel. The mining plan is also progressing based on the latest drilling campaign. Overall advancement of engineering is estimated at 55%.

»	Results from the experiment co-disposal test cells are positive, validating the co-disposal technology developed by NMG.

NMG started early works in April 2021 to prepare the site for the mine industrial platform and the access road connecting the project to the local highway.

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Initial tree clearing was completed before the nesting season to limit impacts to avifauna. Wood harvested as part of the preliminary works was transformed by regional sawmills and wood product manufacturers to optimize carbon sequestration and local economic benefits.

»	On-site construction work started in July 2021 to build the 8-km access road and was completed on December 17, 2021.
»	Tree clearing activities resumed in Q1-2022 to prepare the site for the next phase of civil works.

As part of its electrification strategy, the Company is committed to having both its heavy equipment used for mining operations and its ore concentration and processing activities become fully electric within the first five years of production. This operating model, which would make it one of the first all-electric open-pit operations in the world, represents a potential reduction of over 300,000 tonnes of CO2 emissions over the mine’s lifespan as well as a significant advantage over peers globally.

Following its international call for pre-qualification as part of its procurement process for its all-electric fleet and charging infrastructure, NMG signed an agreement with Caterpillar Inc. on June 22, 2021.

Management Discussion and Analysis	12

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Caterpillar will develop, test and produce Cat® “zero-emission machines” for the Matawinie Mine with a view to becoming the exclusive supplier of an all-electric mining fleet for deployment at NMG’s Matawinie Mine by 2028.

»	Caterpillar’s and NMG’s technical teams have initiated work and are actively engaged in the planning and development of the fleet.

NMG has been selected as the first mining partner of the Canadian and Quebec governments as they roll out their electrification strategy. Through a collaborative endeavor bringing together research and industry leaders, the Company also supports the development and testing of electric systems and rapid recharging infrastructure for heavy vehicles adapted to open-pit mining.

»	The technological development and conversion of the equipment are being finalized with the project partners; tests are projected to be conducted at NMG’s site in H2-2022.

Furthermore, the Company has mandated Hydro-Québec, the state-owned corporation that produces, transports, and delivers power, to develop, install and operate a 120-kV electrical line that will supply the mine site and help meet its carbon-neutrality target. A dedicated line will connect the Matawinie Mine and concentrator to Hydro-Québec’s hydropower network that will enable the full electrification of its operations.

COMMERCIAL STRATEGY

SALES

As part of its marketing and commercialization program, NMG is actively engaged with tier-1 EV and battery manufacturers in its efforts to negotiate a long-term cornerstone supply agreement. Thus far, these manufacturers, with whom the Company is engaged in commercial discussions and/or have signed memorandums of understanding and non-disclosure agreements, represent a total projected yearly production capacity of approximately 1 TWh by 2030 that would correspondingly require over 1 million tpa of battery-grade graphite.

»

The Company’s Phase-1 operations support technical marketing and product qualification efforts in the lithium-ion battery, traditional and niche sectors. Production at the Phase-1 facilities and testing at NMG’s new state-of-the-art laboratory enable the supply of graphite products in a variety of specifications to meet the individual requirements of each manufacturer.

»

In addition, samples have been and continue to be provided to potential customers as part of sales discussions. NMG has advanced into the qualification process with several battery manufacturers, now providing A & B samples. Sustained interest from top-tier potential customers is supported by quality checks, site visits to the Company’s Phase-1 operations and requests for information.

The Company is actively strengthening its quality assurance and quality control with the implementation of an ISO 9001-compliant system.

NMG joined the marketplace at two large trade shows on advanced battery manufacturing in H2-2021. North America’s and Europe’s Battery Show are forums dedicated to advanced battery technology for electric and hybrid vehicles, utility and renewable energy support, portable electronics, medical technology, military, as well as telecommunications. The Company met onsite key industry players and examined some of the latest technologies that could complement NMG’s operations.

With commercial discussions intensifying with European automakers for NMG’s battery anode material, the Company opened a London-based sales office to readily respond to the growing enquiries from local customers and stakeholders.

On February 14, 2019, the Company entered into a Binding Offtake and Joint Marketing Agreement with Traxys for flake graphite concentrate to be produced at the Company’s Saint-Michel-des-Saints facilities.

Management Discussion and Analysis	13

»	Traxys will market flake graphite concentrate from the Company’s currently operating graphite demonstration plants for customer product prequalification purposes.
»	For each of the first five years of the Company’s commercial production, 25,000 tonnes of flake graphite product will be sold through Traxys by NMG.
»	Traxys will have the exclusive right to market, distribute and resell the flake graphite products to its customer base.

PARTNERSHIPS, RESEARCH AND DEVELOPMENT

NMG has submitted a patent application for its proprietary thermochemical purification technology, a greener and more sustainable alternative to that currently used in the traditional anode material production, to the U.S. Patent and Trademark Office as part of its intellectual property strategy.

NMG is commissioning its state-of-the-art laboratory at its battery material demonstration plants, an addition to the Company’s existing quality testing facilities. This expansion is triggered by NMG’s commitment to catering to the market’s requirements for high-performing and environmentally responsible battery materials that can be tailored to a variety of specifications.

The Company has partnered with Hydro-Québec to research and develop graphite anode material for lithium-ion batteries. A world-renowned innovation hub, Hydro-Québec’s Center of Excellence in Transportation Electrification and Energy Storage is developing some of the world’s most advanced battery material technologies for electric vehicles and other energy storage applications. Through the partnership, Hydro-Québec’s impressive intellectual property portfolio (over 2,000 patents) and leading-edge facilities provide a springboard for NMG’s technological developments and commercialization activities.

»	NMG also holds an operating license to commercialize Hydro-Québec’s battery material technologies and position the province of Québec in the lithium-ion battery value chain.

The Company also maintains a portfolio of research and development projects to refine its line of specialty products based on market demands and innovations.

»

NMG is working with materials engineering expert Philippe Ouzilleau, a professor at McGill University, and his research team to develop new types of precursors and coating technologies to reduce the environmental footprint of its graphite advanced products, optimize production costs, and improve the properties for existing performance.

NMG has signed a collaboration agreement with Lithion for the recovery and value-added transformation of recycled graphite for reuse as anode material for lithium-ion batteries. The partnership aims at leveraging NMG’s and Lithion’s proprietary processes and expertise to promote graphite circularity and better position both companies in the evolving global market.

As one of the first battery materials producers, NMG has been admitted as an active member of the Global Battery Alliance, a World Economic Forum’s initiative dedicated to helping establish a sustainable battery value chain.

MARKET UPDATE

Global market parameters and trends remain very attractive as economies and governments invest in cleantech and electrification. With China being the only producer of purified spherical graphite, the current situation has reinforced the need for local and resilient supply chains. NMG is set to become the first fully integrated source of green battery anode material in North America, benefiting in this respect.

Management Discussion and Analysis	14

»

With a projected 5,454 GWh of global lithium-ion battery production capacity by 2031, demand for advanced materials is set to increase up to fivefold, with graphite outpacing the other battery metals (Benchmark, February 2022).

»

As demand continues to rise, analysts evaluate that the supply of battery materials is likely to remain constrained and prices to stay high. In fact, the end of 2021 saw an increase in graphite prices as a result of energy shortages in some Chinese provinces and major logistics disruptions (Roskill, October 2021).

Technological trends and new greenhouse gas (“GHG”) policies have pushed the graphite market, mainly with regard to lithium-ion batteries and fuel-cell technologies, into an accelerated growth curve. Benchmark forecasts that demand for natural graphite will exceed supply, creating a deficit market starting in 2023.

»

On the heels of the European Union, China and Canada’s own declarations, the U.S. has identified graphite as a strategic mineral for economic growth and national security as per the Presidency Executive Order on “Addressing the Threat to the Domestic Supply Chain from Reliance on Critical Minerals from Foreign Adversaries” dated September 30, 2020.

»	Canada has now outlined partnerships with both the European Union and the U.S. to secure supply chains and encourage market diversification from China’s raw materials.

Concurrently to exponential demand, there is increased focus on carbon neutrality in the market to cater to consumers’ green expectations and governments’ more stringent environmental regulations. NMG is ideally positioned to respond to this growing trend thanks to its green, carbon-neutral and traceable materials.

RESPONSIBILITIES

From mining to advanced manufacturing, NMG strives to drive greater sustainability along its value chain. The Company embedded leading ESG principles in its business model alongside carbon-neutral operations and traceability of its value chain. Sustainability guided the development of the Matawinie Mine Project from day one through extensive stakeholder engagement and pioneering design choices to protect the environment, and was carried over in the engineering of the Battery Material Plant Project.

On a foundation of accountability with a view to contributing to global environmental and sustainability goals, NMG published its inaugural ESG Report on October 14, 2021, to disclose its managerial approach to addressing material topics and highlight significant sustainability milestones and indicators. The Company is committed to engaging in this transparency exercise yearly to provide its stakeholders with a comprehensive set of data on its ESG performance.

In an independent assessment of the Company’s sustainability performance, Moody’s ESG Solutions has provided a Sustainability Rating of A2 (‘Robust’), the second-highest grade on its rating scale, to NMG. The rating can be consulted on the Company’s website.

HUMAN CAPITAL

Health & Safety

The Company is committed to providing a safe work environment to its staff and business partners. For the year ended December 31, 2021, NMG had an Occupational Safety and Health Administration (“OSHA”) Recordable Incident Rate of 2.61 as a result of two incidents at the demonstration plants.

̶	In each instance, the Company carried out a risk analysis, corrected work procedures, modified the equipment in cause in the incident and conducted a safety awareness session with operators.

With the start of construction of the Matawinie Mine, the Company also tracks the contractor’s health and safety performance onsite; the OSHA Recordable Incident Rate is at 0, for the year ended December 31, 2021.

Management Discussion and Analysis	15

In relation to the COVID-19 pandemic, NMG has implemented preventive measures and strict work protocols to provide a safe environment to its employees, contractors, and communities. The Company continuously tracks public health directives and adapts work procedures accordingly.

Employment, Diversity & Inclusion

As the Company advances the Matawinie Mine Project and the Battery Material Plant Project, recruitment of key personnel continues both at the operational and corporate levels. NMG regards diversity as an important driver of strategy, creative thinking, and business performance. The Company promotes local and Indigenous recruitment opportunities to maximize benefits within its communities and strive to ensure representation of its milieu.

NMG recognizes that attraction, hiring, and retention of human capital pose challenges in today’s tight labor market. Hence, NMG is actively working to position itself as an employer of choice and a purpose-driven company in its communities, industries, and academic circles.

Training

To facilitate employment and bolster communities’ socioeconomic fabric, NMG has launched initiatives to train and hire local workers in collaboration with industrial, institutional, and business partners.

̶

Diploma of Vocational Studies in Production Equipment Operation: Five cohorts of this on-the-job training program leading graduates to a position as an operator at the Matawinie Phase-1 demonstration plants have now been launched; a sixth is currently being recruited. There is significant interest in the region to support multiple cohorts and develop a skilled workforce in anticipation of the commercial mining operations.

̶

Mining and Logging Essentials: This sociovocational integration program is for members of the Atikamekw communities and aims to reinforce the employability of Indigenous workers. Program enrollments resumed following the pandemic-imposed pause; the launch is now targeted for Q2-2022.

ENVIRONMENT

The Company is developing its projects to extract and transform natural graphite while limiting its environmental footprint, preserving ecosystems, maintaining its carbon-neutral status and maximizing its products’ contribution to global decarbonization efforts. Dedicated to stringent sustainable development standards, NMG is committed to adopting a fully electric operating model – both at the mining and advanced manufacturing facilities – leveraging Québec’s renewable hydropower.

Responsible Mining

NMG has integrated innovative environmental initiatives to limit the Matawinie Mine’s potential impact on the natural and human milieu. On April 15, 2019, the Company officially filed its Environmental and Social Impact Assessment (“ESIA”) for the Matawinie Mine with the Government of Québec. Following its analysis by 25 provincial agencies and ministries, the Québec Ministère de l’Environnement et de la Lutte contre les changements climatiques gave the Bureau d’audiences publiques sur l’environnement (“BAPE”) the mandate to launch a public consultation. Public hearings held in January and February 2020 informed the commission’s report, which was tabled in June 2020.

»	The Commission recognized the economic justification, environmental innovations, integration measures and social benefits associated with the mining project and identified avenues for enhancement.
»

Following a rigorous environmental review complementary to the BAPE’s analysis, the Québec Government issued a ministerial decree on February 10, 2021, authorizing NMG’s Matawinie Mine for a 100,000-tpa high-purity graphite concentrate production.

To protect the environment and the well-being of the community, NMG has developed an environmental surveillance and monitoring program to oversee the construction, operation, and closure activities of the Matawinie Mine.

Management Discussion and Analysis	16

»

In 2021, NMG had no major environmental incidents as per the Global Reporting Initiative’s definition. Through its work protocols, continuous monitoring, and environmental program, it responsibly conducted its operations and worked to diligently address and mitigate any minor incident at its sites.

Mine tailings represent a significant environmental responsibility. NMG has put forward innovative design criteria by prioritizing the desulphurization of tailings, the gradual backfilling of the pit, and the co-disposal of waste rock and tailings. An experimental cell was built in 2020 to demonstrate in real conditions the performance of this innovative environmental method. Field scale cells were built to calibrate the parameters with respect to performance of the tailings co-disposal objectives design including preventing sulfide oxidation and mine water contamination. The field test cells are instrumented to study their geochemical behavior under real conditions with sensors monitoring oxygen, water, and temperature. The Company’s Environment Team monitors the evolution of these parameters, thus supporting the optimization of tailings deposition plans of the future commercial mine.

CARBON NEUTRALITY

Taking responsibility for its GHG footprint, the Company has taken concrete steps to avoid, reduce, and fully offset its emissions, confirming its carbon-neutral status and mapping its transition to Net Zero by 2030. On February 24, 2022, NMG released its Climate Action Plan detailing efforts for the Company’s embedded emissions around transparent reporting, reduction of its climate impact, transition to Net Zero, research and development for low-carbon materials and activities, as well as industry leadership. NMG’s targets are based on, but not limited to, all Scope 1, Scope 2, and some Scope 3 emissions, including business travel, direct emissions associated with the facilities construction, deforestation related to the Company’s direct operations, and the transportation of goods between sites.

̶

For 2021, the Company reported GHG emissions of 1,546 tonnes of CO2 equivalent for carrying out its operations at its Phase-1 demonstration plants and corporate offices. NMG has purchased verified carbon credits to offset this balance.

SOCIAL

NMG strives to develop business activities that are supported by its communities and contribute to the overall development and advancement of the areas where the Company operates.

The Matawinie Mine is located in the municipality of Saint-Michel-des-Saints, approximately 120 km North of Montréal, Québec. In keeping with its environmental and ethical development goals, the Company has launched many initiatives since the Matawinie graphite deposit was discovered in 2015 to align the project with the realities, concerns and values of the local community. Information events, consultations as part of the ESIA, a community office with a dedicated Community Relations Manager, a Monitoring Committee, public communication platforms and a social responsibility program ensure local communities are consulted early and often throughout the development process.

»

A collaboration and benefit-sharing agreement with the municipality of Saint-Michel-des-Saints was signed in 2020 to set out a concrete social, economic and environmental development partnership through financial and participatory mechanisms.

Respect for the rights, culture, aspirations, and interests of Indigenous peoples guides the development of NMG’s sustainable business practices. The Company has consulted and continues to engage with the Atikamekw First Nation in the Manawan community (85 km North of the Saint-Michel-des-Saints) and with the Band Council in the development of the Matawinie Mine.

»

NMG signed a framework agreement (2018) and a pre-development agreement (2019) with the Atikamekw First Nation to provide a guideline for negotiating an Impact and Benefit Agreement for the Matawinie Mine Project.

»	NMG is actively engaged in discussions with the First Nation to advance the Impact and Benefit Agreement with a view to maximize opportunities.

Management Discussion and Analysis	17

NMG’s open and proactive engagement approach also extends to its Bécancour Battery Material Plant in Bécancour, Québec. The Company’s site is located in one of the largest industrial parks in Canada with access to a deep-water international port on the St. Lawrence River. The Company initiated outreach activities in early 2022 and intends to continue as it makes progress in terms of project development.

NMG is committed to continuing its tradition of listening and responding to community concerns and needs, creating well-paying jobs for the local communities to maximize local employment, be a leader in environmental stewardship, and invest in the region and province, through tax generation and the purchase of goods and services.

GOVERNANCE

LEADERSHIP

The Company’s management team and Board of Directors recognize the value of good corporate governance and the need to adopt best practices in terms of social, economic, and environmental responsibility. The Company’s Code of Conduct and key policies can be found on NMG’s website.

The Company’s directors have vast expertise in mining development and exploration; health, environment, and safety; legal and intellectual property; finance, investor relations and financing; business administration and corporate governance; technology development and innovation; sustainability, diversity and inclusion; manufacturing and construction; indigenous relations; as well as sales and marketing.

»	On April 1, 2021, NMG appointed Dr. Jürgen Köhler – a global industry expert and the former CEO of a world-leading advanced graphite materials company – to its Board of Directors.
»	On May 13, 2021, the Company nominated Andrew Willis to its Board of Directors, enhancing internal expertise in international finance.
»	At the Company’s annual general and special meeting of shareholders, shareholders re-elected all nine nominees to the Board of Directors.

NMG recognizes that a diverse and inclusive environment that values the diversity of thought, background, skills, and experience facilitates a broader exchange of perspectives and improves oversight, decision-making and governance in the best interests of the Company. The Human Resources, Nominating and Compensation Committee, which is responsible for recommending director nominees to the Board of Directors, seeks to attract high-quality directors. In assessing potential candidates, the Committee considers their merit based on a balance of skills, abilities, personal qualities, educational qualifications, and professional experience.

To reflect the development and growth nature of the Company, the Board of Directors reorganized its committees in 2021 to enhance governance practices. The following committees now support the Board of Directors’ activities: the Audit Committee; the Human Resources, Nomination and Compensation Committee; the Governance, Compliance and Legal Committee; the Safety, Health and Well-Being Committee; the Projects and Development Committee; as well as the ESG, Community, Sustainability and Diversity Committee.

NMG’s management team, leaders with distinctive skillsets, management qualities and a shared sense of enthusiasm towards the Company’s vision, steers its development. In January 2022, Bernard Perron was appointed to the position of Chief Operating Officer, overseeing Nouveau Monde’s engineering, procurement, construction, operations, as well as environmental, health and safety management.

RISKS

The Company operates in an industry that contains various risks and uncertainties. For a more comprehensive discussion of these inherent risks, see “Risk Factors”’ in the Company’s most recent annual information form and its prospectus

Management Discussion and Analysis	18

supplements no. 1 and no. 2 on file with the Canadian provincial securities regulatory authorities and on SEDAR and on EDGAR.

FINANCING

During the second quarter of 2021, NMG completed an underwritten public offering of its common shares for aggregate gross proceeds of $72.9 million. This financing was subsequently complemented by a private placement of $18.3 million with Investissement Québec, acting as mandatory for the government of Québec, subscribing for the full amount which closed on July 23, 2021.

From the period since the prospectus supplement no. 1 dated June 18, 2021, was filed and up to December 31, 2021, NMG spent approximately the following amounts towards the Matawinie Mine Project and the Battery Material Plant Project.

	Use of proceeds	Planned in prospectus supplement no. 1 (Note A)	Spent as at December 31, 2021	Variance
Matawinie Mine Project	Phase 1 – Flake Demonstration Plant	3.7	4.2	(0.5)
	Phase 2 – Matawinie Mine	22.2	15.7	6.5
Battery Material Plant Project	Phase 1 – Battery Material Demonstration Plants	22.2	9.9	12.4
	Phase 2 – Bécancour Battery Material Plant	11.1	5.1	6.0
Total		59.2	34.8	24.4

Note A: The above figures were disclosed in the prospectus supplement no.1 in United States Dollars and were converted in CAD amounts using the exchange rate of 1.2341 which represents the closing rate of June 18, 2021.

The Company is materially tracking to the use of proceed forecast and there are currently no indications that the variances observed will cause any impact on the Company’s ability to achieve its business objectives.

QUARTERLY RESULTS

During the three-month period ended December 31, 2021, the Company recorded a net loss of $10,608 ($8,229 in 2020) and a net loss per share of $0.25 ($0.31 in 2020).

Description	Q4-2021 (note a) $	Q3-2021 (note b) $	Q2-2021 (note c) $	Q1-2021 (note d) $
Revenue	-	-	-	-
Net loss	(10,623)	(8,945)	(12,878)	(7,444)
Loss per share	(0.25)	(0.19)	(0.34)	(0.22)

Management Discussion and Analysis	19

Description	Q4-2020 $	Q3-2020 $	Q2-2020 $	Q1-2020 $
Revenue	-	-	-	-
Net loss	(8,229)	(501)	(4,008)	(5,240)
Loss per share	(0.31)	(0.02)	(0.15)	(0.20)

a)	The net loss in Q4-2021 increased by $2.4M compared to Q4-2020 mainly due to an increased in engineering fees related to the Battery Material Plant Project expensed during 2021.
b)	The net loss in Q3-2021 increased by $8.4M compared to Q3-2020, mainly due to the net smelter royalty transaction that has been concluded with the Pallinghurst group and the increase in activities.
c)

The net loss in Q2-2021 increased by $8.9M compared to Q2-2020, mainly due to non-cash share-based compensation expenses arising from the grant of options to key management personnel in 2021 as well as higher insurance expenses following the NYSE listing in May 2021 (the “NYSE Listing”).

d)

The net loss in Q1-2021 increased by $2.2M compared to Q1-2020, mainly due to higher headcount leading to higher wages and benefits expenses as well as higher legal fees in connection with the NYSE Listing.

FOURTH QUARTER RESULTS

The major variances that occurred in the fourth quarter to 2021 is due to the difference hereunder.

	Q4-2021 $	Q4-2020 $	VARIATION $
General and administrative expenses (a)	5,128	3,371	1,757
Exploration and Evaluation expenses (b)	1,225	3,345	(2,120)
Battery Material Plant Project expenses (c)	3,771	855	2,916

a)

The General and administrative expenses increased by $1.8M in the fourth quarter of 2021 vs 2020, mainly because of an increase in wages and benefits due to a higher headcount level and higher insurance fees following the NYSE Listing. This is partially offset by higher share-based compensation in Q4 2020 due to options being granted to key management personnel and grants received from the Canada Emergency Subsidy program (“CEWS”) during Q4 2020.

b)

The Exploration and evaluation expenses decreased by $2.1M in the fourth quarter of 2021 vs 2020 mainly because of the capitalization of detailed engineering expenses that relates to the development of the Matawinie Mine and concentrator project subsequent to April 1, 2021, while in 2020, the expenditures for this project were recorded as expenses.

c)

The Battery Material Plant Project expenses increased by $2.9M in the fourth quarter of 2021 vs 2020 mainly because of the progress of the feasibility study for the Phase-2 Bécancour Battery Material Plant.

Management Discussion and Analysis	20

ANNUAL FINANCIAL INFORMATION

SELECTED ANNUAL INFORMATION

Annual information for the years ended December 31, 2021, 2020, and 2019.

Description	2021	2020	2019
Other revenues	57	-	-
Net loss	39,890	17,978	17,045
Basic and diluted loss per share	(0.93)	(0.68)	(0.75)
Total assets (a)	126,349	21,156	17,394
Non-current liabilities (b)	4,924	15,907	771

A)

The increase of $105,193 in total assets between 2021 and 2020 is mainly explained by an increase of $37,896 in property, plant and equipment following the advancement made to the Phase-2 Matawinie Mine and the battery material demonstration plants. Furthermore, a net increase of $57,835 in cash at year end resulting from the various financing done throughout the year.

B)

The decrease of $10,983 in non-current liabilities between 2021 and 2020 is mainly explained by the conversion of its outstanding convertible bond held by Pallinghurst Group in October 2021. For more details, refer to note 13 of the audited consolidated financial statements.

EXPLORATION AND EVALUATION EXPENSES

Description	December 31, 2021 $	December 31, 2020 $	Variation $
Wages and benefits (a)	3,637	2,294	1,343
Share-based compensation	452	594	(142)
Engineering (b)	1,856	3,964	(2,108)
Professional fees (c)	190	506	(316)
Materials, consumables, and supplies	1,330	1,447	(117)
Subcontracting	1,454	1,706	(252)
Geology and Drilling	143	389	(246)
Utilities	349	388	(39)
Amortization	217	320	(103)
Other	212	265	(53)
Grants	(36)	(164)	128
Tax credits	(1,443)	(1,369)	(74)
Exploration and Evaluation Expenses	8,362	10,340	(1,978)

a)

The increase of $1,343 in wages and benefits for the year ended December 31, 2021, is mainly due to $892 in grants received from the CEWS during 2020 vs $473 in 2021, since the participation for this program stopped in the beginning of the third quarter of 2021. Furthermore, a temporary closure of the demonstration plants that

Management Discussion and Analysis	21

occurred in the second of 2020 due to COVID-19 which translated into temporary layoffs of workers and decreased the wages and benefits expense in that period, combined with an increase in headcount in 2021 compared to 2020, to support the Company’s growth phase.

b)

The decrease of $2,108 in engineering fees for the year ended December 31, 2021, is due to the start of the capitalization of detailed engineering expenses that relates to the development of the Matawinie Mine and concentrator project subsequent to April 1, 2021.

c)	The decrease of $316 in professional fees for the year ended December 31, 2021 is mainly due to services rendered in connection with the public hearing (BAPE) that occurred in 2020.

BATTERY MATERIAL PLANT PROJECT EXPENSES

Description	December 31, 2021 $	December 31, 2020 $	Variation $
Wages and benefits	754	768	(14)
Share-based compensation	-	112	(112)
Engineering (a)	4,136	2,399	1,737
Professional fees	898	866	32
Materials, consumables and supplies (b)	686	130	556
Subcontracting (c)	268	475	(207)
Amortization	177	27	150
Other	39	43	(4)
Grants (d)	(718)	(1,678)	960
Tax credits	(264)	(231)	(33)
Battery Material Plant Project expenses	5,976	2,911	(3,065)

a)

The increase of $1,737 in engineering expenses for the year ended December 31, 2021, is due to the progress of the feasibility study for the Battery Material Plant. These expenses are partially offset by the capitalization of engineering studies relating to the construction of the demonstration plant for the year ended December 31, 2021. During 2020, the Battery Material Plant Project was still in the research phase, therefore all the engineering fees were expensed.

b)

The increase of $556 in materials, consumables, and supplies fees for the year ended December 31, 2021 is due to new activities in connection with the Battery Material Plant Project as well as a temporary shutdown of the plant in the second and third quarter of 2020 due to COVID-19.

c)	The decrease of $207 in subcontracting fees is mostly due to non recurrent external fees incurred in 2020 in relation to the shaping process.
d)

The decrease of $960 in grants for the year ended December 31, 2021, is due to more expenditures eligible to grants being capitalized, therefore a greater portion of the grants have been applied against those capitalized costs. The variation will move depending on the nature of the expenditures.

Management Discussion and Analysis	22

GENERAL AND ADMINISTRATIVE EXPENSES

Description	December 31, 2021 $	December 31, 2020 $	Variation $
Wages and benefits (a)	4,883	2,920	1,963
Share-based compensation (b)	6,224	1,323	4,901
Professional fees (c)	2,635	1,168	1,467
Consulting fees (d)	1,476	220	1,256
Travelling, representation and convention	627	397	230
Office and administration (e)	6,747	727	6,020
Stock exchange, authorities, and communication (c)	872	111	761
Depreciation and amortization	699	854	(155)
Loss/(gain) on asset disposal	5	2	3
Other financial fees	35	48	(13)
General and administrative expenses	24,203	7,770	16,433

a)

The wages and benefits increased by $1,963 for the year ended December 31, 2021, which is due to an increased headcount to support the Company’s growth phase combined with the grants received from the CEWS in 2020 being greater than in 2021.

b)

There was an increase in share-based compensation expenses of $4,901 for the year ended December 31, 2021, mostly due to new options being granted to employees, directors, consultants, and officers during the second quarter of 2021.

c)

The increase of $1,467 in Professional fees as well as $761 in stock exchange, authorities, and communication for the year ended December 31, 2021, compared to 2020 is due to fees in connection with the NYSE Listing.

d)

The increase of $1,256 in consulting fees for the year ended December 31, 2021 is mainly explained by higher financial advisory services and system deployment assistant. Also, there is an increase in IT development cost.

e)

The increase of $6,020 in office and administration fees for the year ended December 31, 2021 compared to 2020 is mainly due to higher insurance fees following the NYSE Listing as well as $1.2M in legal fees in connection with the settlement of a litigation in September 2021, related to the buyback of a 1.8% net smelter return.

NET FINANCIAL COSTS

The decrease of $257 in financial costs is mostly due to an unrealized foreign currency exchange gain on cash in 2021 and an increase in interest income due to cash held following the financing in Q2. This is partially offset by the accrued interest on the convertible bond until the conversion of the outstanding convertible bond held by Pallinghurst Group in October 2021.

LIQUIDITY AND FUNDING

As at December 31, 2021, the difference between the Company’s current assets and current liabilities was $58,449 including $62,355 in cash.

Liquidity risk is the risk that the Company encounters difficulty in meeting obligations associated with financial liabilities that are settled by delivering cash or another financial asset.

Management Discussion and Analysis	23

Management believes that without additional funding, the Company does not have sufficient liquidity to pursue its planned expenditures over the next twelve months. These circumstances indicate the existence of material uncertainties that cast substantial doubt upon the Company’s ability to continue as a going concern.

The Company manages its liquidity risk by using budgets that enable it to determine the amounts required to fund its exploration, evaluation, and development expenditure programs. The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital markets or other alternative forms of financing is hindered, whether as a result of a downturn in stock market conditions generally or related to matters specific to the Company. The Company has historically generated cash flow primarily from its financing activities.

As at December 31, 2021, all of the Company’s short-term financial liabilities in the amount of $15,730 ($10,587 as at December 31, 2020) have contractual maturities of less than one year and are subject to normal trade terms. The Company regularly evaluates its cash position to ensure preservation and security of capital as well as maintenance of liquidity.

			As at December 31, 2021
	Carrying amount	Contractual cash flow	0 to 12 months	12 to 24 months	more than 24 months
Account payables and accrued liabilities	15,193	15,193	15,193	-	-
Lease liabilities	2,323	2,795	428	413	1,954
Borrowings	2,129	2,607	276	1,777	554

For the year ended December 31, 2021, the Company had an average monthly cash expenditure rate of approximately $5,742 per month, including addition to property, plant and equipment, deposit to suppliers and all operating expenses. This expenditure rate can be adjusted to preserve liquidity. The Company anticipates it will continue to have negative cash flow from operating activities in future periods at least until commercial production is achieved. Significant additional financing will be needed to bring the Matawinie Mine and the Bécancour Battery Material Plant to commercial production.

Cash flows provided by (used in)	December 31, 2021 $	December 31, 2020 $
Operating activities before the net change in working capital items	(31,078)	(17,914)
Net change in working capital items	(3,247)	(135)
Operating activities	(34,325)	(18,049)
Investing activities	(34,578)	(661)
Financing activities	125,731	19,153
Effect of exchange rate changes on cash	1,007	-
Increase in cash and cash equivalents	57,835	443

Management Discussion and Analysis	24

OPERATING ACTIVITIES

For the year ended December 31, 2021, cash outflows from operating activities totalled $34.3M, while there were $18M of cash outflows for the same period in 2020. The cash outflows were higher due to the decrease in the working capital items of $3.2M, combined with a greater net loss as described in the above section. Further details regarding the net change in working capital are provided in note 21 of the audited consolidated financial statements.

INVESTING ACTIVITIES

For the year ended December 31, 2021, cash used in investing activities totalled $34.6M whereas for the same period in 2020 investing activities were of $661. The major variance is explained by the progress of the Battery Material Plant Project construction, combined with the start of the construction phase of the Matawinie Mine in the second quarter of 2021.

FINANCING ACTIVITIES

For the year ended December 31, 2021, the Company had net cash receipts related to financing activities of $125.7M, mainly due to the public offering following the NYSE Listing of $72.9M, combined with the private placement offering and bought deal public offering of $41.3M, and $17.6M related to warrants exercised in the first quarter of 2021.

ADDITIONAL INFORMATION

RELATED PARTY TRANSACTIONS

The related parties of the Company include key management personnel, directors, and significant shareholders.

	For the years ended
Description	December 31, 2021 $	December 31, 2020 $
Key management personnel of the Company
Wages and benefits expenses	1,158	1,238
Share-based compensation	3,435	398
Directors of the Company
Board fees	643	91
Share-based compensation	2,333	305

Investissement Québec, acting as mandatory for the Government of Quebec, purchased 317,241 common shares as part of the financing closed on February 12, 2021, and purchased all the 1,978,750 common shares issued as part of the financing closed on July 23, 2021.

Pallinghurst owns 20.94% of the Company’s issued and outstanding common shares and has significant influence over the Company (2020 – 19.18%). The transaction with Pallinghurst in 2021 are the following:

In 2021, the Company issued 297,106 shares in repayment of accrued interests of $2,697 on the convertible bonds due to Pallinghurst.

Pallinghurst purchased 237,932 common shares as part of the financing closed on January 20,2021, 79,311 common shares as part of the financing closed on February 12,2021, and 66,666 common shares as part of the financing closed on June 23, 2021.

Management Discussion and Analysis	25

In October 2021, the Company issued 7,500,000 common shares following the conversion of the outstanding convertible bond held by Pallinghurst Group. Also, the Company has elected to settle the accrued and unpaid interest of $1,900,463 by issuing an additional 220,471 common shares

OFF-BALANCE SHEET TRANSACTIONS

There are no off-balance sheet transactions.

CRITICAL ACCOUNTING ESTIMATES, NEW ACCOUNTING POLICIES, JUDGEMENTS AND ASSUMPTIONS

The preparation of annual financial statements in conformity with IFRS requires management to apply accounting policies and make estimates and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes. There is full disclosure of the Company’s critical accounting policies and accounting estimates in notes 3,4 and 5 of the audited consolidated financial statements for the year ended December 31, 2021.

CHANGE IN ACCOUNTING POLICY

There is no change in accounting policy for the year ended December 31, 2021.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Refer to note 24 in the audited consolidated financial statements.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

Refer to note 26 in the audited consolidated financial statements.

CAPITAL STRUCTURE

As at March 23, 2022
Common shares	55,216,717
Options	2,700,500
Total common shares fully diluted	57,916,717

SUBSEQUENT EVENTS TO DECEMBER 31, 2021

Refer to note 27 in the audited consolidated financial statements.

ADDITIONAL INFORMATION AND CONTINUOUS DISCLOSURE

The Company is required to comply with National Instrument 52‐109, Certification of Disclosure in Issuers’ Annual and Interim Filings. The certification of annual filings requires us to disclose in the MD&A any changes in our internal controls over financial reporting that have materially affected or are reasonably likely to materially affect our internal control over financial reporting. We confirm that no such changes were made to the internal controls over financial reporting during year ended December 31, 2021. The Chief Executive Officer and Chief Financial Officer have signed form 52‐109F1, certification of annual filings, which can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Additional information on the Company is available through regular filings of press releases, financial statements, and the most recent annual information form on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov). These documents and other information about NMG may also be found on our website at www.nmg.com

Management Discussion and Analysis	26

March 23, 2022

̶ (signed) Eric Desaulniers	̶ (signed) Charles-Olivier Tarte
Eric Desaulniers, MSc, Geo	Charles-Olivier Tarte, CPA CMA
President and Chief Executive Officer	Chief Financial Officer

Management Discussion and Analysis	27